3104 E Camelback Rd #2137

Phoenix, AZ 85016

June 23, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Singlepoint Inc. (CIK 0001443611)
Request to Withdraw Pre-Effective Amendment No. 1 to Registration Statement (Reg No. 333-269516) on Form S-1 filed on June 21, 2023 (Accession No. 0001477932-23-004681)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Singlepoint Inc. (the “Company”) hereby requests the immediate withdrawal of the Company’s Amendment No. 1 to Registration Statement on Form S-1 referred to above (the “Amendment”), which was filed on June 21, 2023, together with all exhibits thereto, with Accession No. 0001477932-23-004681.

The Amendment was inadvertently filed under the incorrect Securities Act file number in the Commission’s Electronic Data Gathering and Retrieval system. No securities were sold pursuant to this Amendment. The Company intends to file a revised Pre-Effective Amendment No. 1 (Form S-1/A) under the correct Securities Act file number to correct this filing error.

The Registration Statement on Form S-1 (File No. 333-269516) filed with the Commission on February 1, 2023, and declared effective by the Commission on February 14, 2023, should remain in place and is not subject to this withdrawal request.

Thank you for your assistance in this matter.

Very truly yours,

Singlepoint Inc.

/s/ Corey Lambrecht
Corey Lambrecht, Chief Financial Officer